Exhibit 99.1

FOR IMMEDIATE RELEASE

CHINAEDU FORMS JOINT VENTURE WITH BEIJING FORESTRY

UNIVERSITY

BEIJING, CHINA — March 19, 2008 — ChinaEdu Corporation (NASDAQ: CEDU), an educational services provider in China (“ChinaEdu” or the “Company”), announced today that it has entered into an exclusive 20-year joint venture agreement with Beijing Forestry University (“BFU” or the “University”) to provide online education services to the University.  BFU is ChinaEdu’s 12th long-term partner in adult online education services.

One of the national universities under the Ministry of Education in China, Beijing Forestry University provides advanced education in the studies of forestry and ecology.  The University is actively seeking approval from Ministry of Education in China to offer online degree programs.  In the interim, the joint venture will actively explore opportunities to provide specialized training services to workers in environmentally-focused industries.

BFU was one of the first universities to be accepted into the “211 Project”, a major initiative sponsored and funded by the Chinese government which aims to strengthen approximately 100 institutions of higher education in China in the 21st century.  This important project is specifically geared toward the development of higher education programs in disciplines that will help facilitate China’s social and economic advancement.

Ms. Julia Huang, Chief Executive Officer of ChinaEdu, said, “We are delighted to form a strategic partnership with Beijing Forestry University, a leading University engaged in the forestry and environmental fields.  BFU is an ideal strategic partner for ChinaEdu’s online education services as the work force in the industries it covers are geographically dispersed across China and therefore highly suitable for distance education.  Also, due to the increasing demand for greater environmental protection standards in China, I believe that the University’s unique offerings will attract enormous interest.”

“We expect this joint venture to help us grow our core business, and expand our online degree program offerings.  We believe that our partnership with a reputable institution such as BFU speaks to our position as a market leader in providing online degree programs,” Ms. Huang remarked.

In addition to Beijing Forestry University, the Company has strategic relationships with eleven other universities to operate online degree programs, nine of which are under long-term, exclusive contracts that range from 15 to 50 years in length.  In the third quarter of 2007, online degree programs accounted for 81% of the Company’s revenues.

About ChinaEdu

ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands.  Established in 1999, the Company’s primary business is to provide comprehensive services to the online degree programs of leading Chinese universities.  These services include academic program development, technology services, enrollment marketing, student support services and finance operations.  The Company’s other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing and support for international curriculum programs.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported.  The Company currently has strategic relationships with twelve universities to operate online degree programs, nine of which are under long-term, exclusive contracts that vary from 15 to 50 years in length.

About Beijing Forestry University

Founded in 1952, Beijing Forestry University was originally the forestry department of the Royal University (the predecessor of Beijing University) of the Qing Dynasty (1644-1911).  Over the past five decades, the University has developed into a comprehensive university characterized by forestry, environmental science and biology, with well-coordinated multi-disciplines of science, engineering, management, economics, law, liberal arts and agriculture.

There are 15 schools in the University, namely Graduate School, Biological Science and Technology, Landscape Architecture, Forestry, Environmental Science and Engineering, Soil and Water Conservation, Industry, Information Science, Material Science and Technology, Science, Natural Conservation, Economic Management, Humanistic and Social Sciences, Foreign Languages, Vocational Training and Adult Education.  The University possesses a well-formed faculty composed of 956 full-time teachers, including five academicians, 496 full and associate professors.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s final prospectus filed with the Securities and Exchange Commission on December 11, 2007, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Unless required by law, the Company undertakes no obligation to (and expressly disclaim any such obligation to) update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact

In China:

Julia Huang

Chief Executive Officer

ChinaEdu Corporation

Phone: +86-10-8418 6655 x1001

E-mail: julia@chinaedu.net

Pamela Leung

Taylor Rafferty, Hong Kong

Phone: +852 3196 3712

E-mail: chinaedu@taylor-rafferty.com

In the United States:

Jessica McCormick,

Taylor Rafferty, New York

Phone: +1 212 889 4350

E-mail: chinaedu@taylor-rafferty.com